Exhibit 3.1
Informal translation in the English language of the substance of the draft articles of association of LyondellBasell Industries N.V. in the
Dutch language. In this translation an attempt has been made to be as literal as possible, without jeopardising the overall continuity.
Inevitably, differences may occur in the translation, and if so, the Dutch text will govern.
ARTICLES OF ASSOCIATION
(as amended and restated as of May 27, 2011)
CHAPTER I DEFINITIONS
1.	DEFINITIONS
1.1	In these articles of association the following expressions shall have the following meanings:
1.1.1	an “Accountant”: a register-accountant or other expert referred to in section 2:393 Dutch Civil Code (“DCC”), or an organisation within which such accountants cooperate.
1.1.2	the “Annual Accounts”: the balance sheet and the profit and loss account including the explanatory notes;
1.1.3	the “CEO” the Chief Executive Officer of the Company;
1.1.4	the “Company”: the company governed by these articles of association;
1.1.5	the “Distributable Part of the Shareholders’ Equity”: the part of the shareholders’ equity exceeding the issued share capital plus the reserves which must be maintained by law;
1.1.6	an “e-mail”: a legible and reproducible message sent by electronic means of communication; and
1.1.7	a “Liquidation”: the voluntary or involuntary liquidation, dissolution or winding up (“ontbinding”) of the Company.
1.2	In addition, unless the content requires otherwise, the expression “written” or “in writing” shall include messages sent by e-mail.
CHAPTER II NAME, SEAT, OBJECTS
2.	NAME, SEAT

2.1	The name of the Company is: LYONDELLBASELL INDUSTRIES N.V.

2.2	The seat (statutaire zetel) of the Company is in Rotterdam, The Netherlands.

2.3	Objects
The objects of the Company are:
(a)	to incorporate, to participate in any manner whatsoever, to manage, to supervise, to cooperate with, to acquire, to maintain, to dispose of, to transfer or to administer in any other manner whatsoever all sorts of participations and interests in businesses and companies;
(b)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities in the widest sense of the word;
(c)	to grant guarantees and to grant securities over the assets of the Company for the benefit of companies and enterprises with which the Company forms a group and for the benefit of third parties;
(d)	to acquire, to administer, to operate, to encumber, to dispose of and to transfer moveable assets and real property and any right to or interest therein;
(e)	to advise and to render services to enterprises of any nature;
(f)	to carry out all sorts of industrial, financial and commercial activities, including manufacturing, the import, export, purchase, sale, distribution and marketing of products and raw materials;
and all matters associated with the foregoing, related or conducive thereto, with the objects to be given their most expansive interpretation.
CHAPTER III CAPITAL AND SHARES
3.	AUTHORISED CAPITAL
3.1	The authorised capital amounts to fifty-one million euro (EUR 51,000,000.00) and is divided into one billion two hundred seventy-five million (1,275,000,000) ordinary shares of four eurocent (EUR 0.04) each.
3.2	The ordinary shares shall be numbered consecutively from 1 onwards.
3.3	Any amounts paid up on shares of any class in excess of the nominal value of such shares shall be added to the general share premium reserve attached to all issued ordinary shares.

CHAPTER IV ISSUE OF SHARES, COMPANY SHARES, CAPITAL REDUCTION
4.	ISSUE OF SHARES, BODY OF THE COMPANY AUTHORISED TO ISSUE SHARES, CONVERSION OF SHARES
4.1	Shares will be issued pursuant to a resolution of the supervisory board. The issue of a registered share, not being a share as referred to in section 2:86c DCC, will require an instrument intended for such purpose executed before a civil law notary in the Netherlands.
4.2	The designation of the supervisory board as being the body competent to issue shares shall be valid for a period of five years starting on the thirtieth day of April two thousand ten and ending on the thirtieth day of April two thousand fifteen (unless this period is extended in accordance with article 5.3) and shall include the authority to issue twenty percent of the authorised capital from time to time, provided that the conversion of shares in accordance with article 10.6 shall be excluded from this limitation.
4.3	The designation of the supervisory board as being the body competent to issue shares may, subject to article 5.4, by these articles of association or, on the proposal of the management board, by a resolution of the general meeting of shareholders, be extended or renewed again, each time for a period not exceeding five years. If the designation is extended or renewed, the authority, or absence of such authority, to restrict or exclude pre-emptive rights as well as the number of shares which may be issued shall be determined at the same time, with a maximum of twenty percent of the authorised capital from time to time, provided that the conversion of shares in accordance with article 10.6 shall be excluded from this limitation. Unless laid down otherwise in the designation, it may not be withdrawn.
4.4	If the designation of the supervisory board as being the body competent to issue shares ends, the general meeting of shareholders shall be competent to issue shares unless another body is designated for this purpose by the general meeting of shareholders. The resolution of the general meeting of shareholders to designate another body, including the assignment of the authority, or the absence of such authority, to exclude or limit the pre-emptive rights, other than the supervisory board, or to issue shares will only be taken on the proposal of the management board which proposal will have been approved by the supervisory board and will have a duration of no more than five years and relate to no more than twenty percent of the authorised capital from time to time, provided that the conversion of shares in accordance with article 10.6 shall be excluded from this limitation.
4.5	The provisions in paragraphs 1 up to and including 4 of this article will be correspondingly applicable to the granting of rights to subscribe for shares but will not apply to the issue of shares to a party exercising a previously acquired right to subscribe for shares.
5.	CONDITIONS OF ISSUE OF SHARES, PRE-EMPTIVE RIGHTS
5.1	In the resolution to issue shares the price and further conditions of the issue will be determined. Apart from the provisions laid down in section 2:80 paragraph 2 DCC the issue price may not be below par.
5.2	In case of shares being issued, every holder of shares will hold a pre-emptive right in the proportion that the aggregate amount of his shares bears to the total amount of shares outstanding.
However, a holder of shares will not have a pre-emptive right to shares which are being issued against contribution other than in cash, to shares which will be issued to employees of the Company or of a group company and to shares which will be issued as a result of a legal merger or legal split-off.
5.3	The pre-emptive right may be restricted or excluded by a resolution of the supervisory board and provided that the supervisory board may only exercise this authority if it will then also be competent to pass a resolution for the issue of shares with the restriction or exclusion of pre-emptive rights.
The provisions of paragraphs 1 up to and including 4 of article 5 will be correspondingly applicable to the extent possible. In case the general meeting of shareholders wishes to restrict or exclude the pre-emptive right, the pre-emptive right accruing to shareholders may only be restricted or excluded, on the proposal of the supervisory board. If another body than the general meeting of shareholders or the supervisory board is competent to restrict or exclude the pre-emptive rights, the pre-emptive right accruing to shareholders may only be restricted or excluded, with the approval of the supervisory board. The resolution of the general meeting of shareholders subject to the required proposal of the supervisory board to restrict or exclude the pre-emptive rights, or the resolution of the general meeting of shareholders to designate another body competent not being the supervisory board to restrict or exclude the pre-emptive rights on the proposal of the management board and subject to the required approval of the supervisory board as described in article 5.4, or the resolution of the general meeting of shareholders to designate the supervisory board as the corporate body competent to restrict or exclude the pre-emptive rights on the proposal of the management board as described in article 5.3, will require a majority of at least two thirds (2/3) of the votes cast in case less than one half (1/2) of the issued capital is represented at the general meeting of shareholders.
5.4	In case of rights to subscribe for shares being granted, paragraphs 2 and 3 of this article will be correspondingly applicable. Shareholders will not hold a pre-emptive right to shares which are being issued to a party who exercises an already previously acquired right to subscribe for shares.
6.	PAYMENTS ON SHARES
6.1	Upon subscription for a share the full nominal amount must be paid thereon, as well as in case the share is subscribed at a higher amount, the difference between said amounts, everything without prejudice to the provisions in section 2:80 paragraph 2 DCC.
6.2	Payment in foreign currency may only be made with permission of the Company.
6.3	The management board will be competent to enter into legal acts stated in section 2:94 DCC, without prior approval of the general meeting of shareholders.

7.	COMPANY SHARES
7.1	Acquisition by the Company of shares in its capital not paid up will be null and void. The Company may, without prejudice to the statutory provisions and those laid down in these articles of association, only acquire said company shares for a consideration in case:
a.	its equity capital reduced by the price of acquisition, will not be lower than the paid and claimed part of its capital increased by the reserves which must be maintained by law, and
b.	the nominal amount of the shares in its capital acquired, held or held in pledge by the Company or those held by a subsidiary, will not exceed one—half of its issued capital.
Decisive for the validity of the acquisition will be the amount of the equity capital according to the last adopted balance sheet, reduced by the acquisition price for the shares in the capital of the Company, the amount of the loans referred to in section 2:98c paragraph 2 DCC and distributions to the charge of the profit or reserves to other parties which the Company and its subsidiaries owed after the date of the balance sheet. In case a financial year will have expired for longer than six (6) months without the annual accounts having been adopted, an acquisition in accordance with the present paragraph will not be permitted. If depository receipts for shares in the capital of the Company have been issued, such depository receipts shall be put on par with shares for the purpose of the foregoing.
7.2	Other than gratuitously, the Company may only acquire shares in case the general meeting of shareholders will have authorized the management board for that purpose. Said authorisation will only be valid for a period not exceeding eighteen (18) months. In the authorisation the general meeting of shareholders shall determine how many shares thereof may be acquired, the manner in which they may be acquired and between what limits the price shall be. If depository receipts for shares in the capital of the Company have been issued, such depository receipts shall be put on par with shares for the purpose of the foregoing.
7.3	The authorisation will not be required for the acquisition of company shares by the Company or depository receipts thereof in order to transfer these to employees in the employ of the Company or of a legal entity with which it is associated in a group by virtue of an arrangement applicable to said employees. These shares or the depository receipts shall be included in the price list of a stock exchange.
7.4	A resolution of the management board with respect to the acquisition or alienation of company shares or depository receipts thereof will be subject to the approval of the supervisory board.
7.5	In the general meeting of shareholders no votes may be cast in respect of a company share held by the Company or a subsidiary company; no votes may be cast in respect of a share for which the depository receipt is held by the Company or a subsidiary company. Usufructuaries or pledgees of a company share held by the Company or a subsidiary company will not be excluded from voting rights, if the right of usufruct or pledge was created before the Company or such subsidiary company held such share. The Company or a subsidiary company may not cast votes for shares on which it holds a right of usufruct or a right of pledge.
7.6	In the determination of the number of votes exercised in a general meeting of shareholders, to what extent shareholders are present or represented or to what extent the share capital has been provided or is represented, the shares for which no votes may be cast in compliance with the above will not be taken into account.
8.	CAPITAL REDUCTION
8.1	The general meeting of shareholders may pass a resolution for the reduction of the issued capital, however, exclusively on proposal of the management board which proposal will have been approved by the supervisory board:
a.	by the withdrawal of shares; or
b.	by reducing the amount of the shares in an amendment of the articles of association, provided that as a result thereof the issued capital or the paid part thereof will not fall below the amount prescribed in section 2:67 DCC.
In said resolution, the shares to which the resolution relates shall be designated and the implementation of the resolution shall be arranged.

8.2	A resolution for withdrawal may only relate to shares held by the Company itself or of which it holds the depositary receipts.
8.3	Reduction of the amount of the shares without repayment and without exemption from the liability for payment shall be made proportionately on all shares of the same class. The requirement of proportion may be deviated from with the consent of all shareholders concerned.
8.4	Partial repayment on shares or exemption from the liability for payment will only be possible by way of implementation of a resolution for reduction of the amount of the shares. Such a repayment or exemption shall be made proportionately on all shares. The requirement of proportion may be deviated from with the consent of all shareholders concerned.
8.5	A resolution for capital reduction will require a majority of at least two thirds (2/3 of the votes cast in case less than one half (1/2) of the issued capital is represented at the general meeting of shareholders.
8.6	The convening notice for a meeting in which a resolution as stated in the present article will be passed will state the object of the capital reduction and the manner of implementation. In case the capital reduction will involve an amendment of the articles of association, those parties who have sent such a convening notice shall simultaneously deposit a copy of said proposal, containing the verbatim text of the proposed amendment, at the office of the Company as well as at an address to be mentioned in the convening notice, for perusal by every shareholder and holder of depository receipts of shares issued with the cooperation of the Company (hereinafter: “holder(s) of depository receipts”), until the end of the meeting.
8.7	The Company will deposit the resolutions referred to in the present article at the office of the Trade Register and will announce the depositing in a nationally distributed daily newspaper.
8.8	On the proposal of the management board, which proposal will have been approved by the supervisory board, the general meeting of shareholders may decide that a repayment on shares will either fully or partly be made not in cash but in participations in a company in which the Company participates either directly or indirectly.
9.	BEARER SHARES AND REGISTERED SHARES, SHARE CERTIFICATES, MISSING AND DAMAGED SHARE CERTIFICATES
9.1	The shares will, at the option of the management board which will have been approved by the supervisory board, either be in bearer form or in registered form.

9.2	Bearer share certificates will either be available in the denominations one (1) share, five (5) shares, ten (10) shares and one hundred (100) shares and further denominations of such higher numbers of shares as the management board may determine or in the form of one (1) or more global certificates, as the management board may determine. All share certificates shall be identified by numbers.
9.3	At the discretion of the management board and with the approval of the supervisory board, the holder of bearer shares may, after lodging his bearer share certificate(s) with the Company, have issued to him registered shares of the same nominal amount. At the discretion of the management board and with the approval of the supervisory board, the holder of registered shares may have issued to him bearer share certificate(s) of the same nominal amount.
9.4	Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same number, provided that the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and in so far as applicable, the loss of his share certificates to the management board, and further subject to such conditions as the management board may deem appropriate.
9.5	The issue of a new share certificate shall render the share certificate which its replaces invalid.
9.6	The option of the Company’s management board for either shares in bearer form or in registered form as mentioned in article 10.1 of these articles of association can include an automatic conversion of the bearer shares to be issued into registered shares of the same class, which conversion occurs under the condition precedent that the relevant bearer share is delivered to Cede & Co in its capacity of nominee of the Depository Trust Company. Such conversion is evidenced by written evidence of such delivery and will subsequently be registered in the Company’s register of shareholders in accordance with the proprietary regime applicable to such shares.

10.	SHAREHOLDERS’ REGISTER
10.1	A register will be kept at the office of the Company in which all holders of registered shares will be registered, with additional statement of their addresses, the date of acquisition of their shares, the date of acknowledgement by the Company of the acquisition or the date of serving the acquisition deed upon the Company and the amount paid on each share.
The register will also include the name and addresses of those parties holding a right of usufruct or a right of pledge on said shares, with additional statement of the date of acknowledgement by the Company of such right or the date of serving the deed by which such right was created upon the Company and which rights attached to the shares will accrue to them in accordance with article 12.
10.2	At request, the management board will gratuitously provide a shareholder, a usufructuary and a pledgee with an extract from the register with respect to his right to a registered share.
In case the share will be subject to a right of usufruct or a right of pledge, the extract will state to whom the rights referred to in article 12 will accrue.
10.3	The management board will deposit the register at the office of the Company for perusal by the shareholders as well as the usufructuaries and pledgees to whom the rights of a holder of depository receipts referred to in the next article accrue.
The preceding sentence will not apply to the part of the register kept outside the Netherlands in order to comply with the legalisation applicable there or by virtue of any stock exchange regulations.
10.4	The register will be kept up-to-date regularly.
Every annotation in a register will be signed on behalf of or by the management board.
Otherwise the manner in which the register will be arranged will be determined by the management board, with approval of the supervisory board.
CHAPTER V TRANSFER OF SHARES, RIGHTS IN REM
11.	TRANSFER OF SHARES, USUFRUCT AND PLEDGE, SHARES IN AN UNDIVIDED COMMUNITY OF PROPERTY
11.1	The transfer of a registered share, not being a share referred to in section 2:86c DCC, will require an instrument intended for such purpose executed before a civil law notary in the Netherlands. The transfer of a registered share, being a share referred to in section 2:86c DCC, will require a deed of transfer and serving of said deed upon the Company or written acknowledgement of the delivery by the Company, unless pursuant to section 13.2 and section 10.2 or section 16.2 of the Dutch act of conflict law with respect to property law (Wet conflictenrecht goederenrecht) other legal requirements for the transfer of registered shares are applicable. To the extent section 13.2 of the Dutch act of conflict law (Wet conflictenrecht goederenrecht) is applicable, the Company hereby chooses to apply the laws of the State of New York with respect to the property law applicable to the registered shares.

11.2	The provisions in paragraph 1 of this article will be correspondingly applicable to the creation and delivery of the right of usufruct and to the creation of a right of pledge on a registered share.
11.3	The provisions in paragraph 1 of this article will be correspondingly applicable to the apportionment of registered shares in case of a division of any community of property.
11.4	The shareholder will hold the voting right on the shares on which a right of usufruct or a right of pledge will have been created. However, the voting right will accrue to the usufructuary or the pledgee in case this is determined at the creation of the right of usufruct or the right of lien. The shareholder not holding the voting right, and the usufructuary and the pledgee holding the voting right, will hold the rights granted by law to the holders of depository receipts.
The rights referred to in the preceding sentence will not accrue to the usufructuary and the pledgee not holding the voting right.
11.5	The rights for the acquisition of shares ensuing from the share will accrue to the usufructuary holding the voting right, subject to the proviso that he shall compensate the value of said rights to the shareholder insofar he has no claim to them by virtue of his right of usufruct.
11.6	In case shares or a right of usufruct or a right of pledge thereon will form part of an undivided community of property, the parties entitled may only exercise their rights ensuing from said shares or the restricted right by a person to be designated by them in writing.
CHAPTER VI MANAGEMENT, SUPERVISION ON MANAGEMENT.
12.	THE MANAGEMENT BOARD AND SUPERVISORY BOARD.
12.1	The Company will be managed by a management board consisting of at least one (1) member under the supervision of a supervisory board. In case the management board consists of one (1) member, such member will hold the title of Chief Executive Officer (CEO).
With due observance of the provisions in the previous sentence, the number of members of the management board and the supervisory board will be determined by the supervisory board, provided that the supervisory board shall at all time consist of at least and nine (9) members.
12.2	The general meeting of shareholders will appoint both the member(s) of the management board and, subject to article 13.4, the members of the supervisory board, upon the nomination of the supervisory board.

Subject to article 13.4, the appointment of a member of the supervisory board shall take place by way of a binding nomination naming at least two persons for each vacancy to be filled and prepared by the supervisory board, or, at the discretion of the supervisory board, by way of a non-binding nomination prepared by the supervisory board. In case of a binding nomination, the general meeting of shareholders may render such nomination non-binding by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than half of the issued capital. In case of such a vote, the general meeting of shareholders will be free in its selection and appointment of a supervisory board member to fill the vacancy by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than half (1/2) of the issued capital. If the proportion of the share capital of at least one-half (1/2) as referred to in the preceding sentence is not represented at the meeting, then no new meeting referred to in section 2:120 paragraph 3 DCC may be convened.
Following implementation of Bill number 31 763, “Amendment of book 2 of the Dutch Civil Code in connection with rules for management and supervision in limited liability companies and private companies with limited liability” (Wetsvoorstel 31 763, “Wijziging van boek 2 van het Burgerlijk Wetboek in verband met de aanpassing van regels over bestuur en toezicht in naamloze en besloten vennootschappen”), the binding nomination referred to above shall name at least one person for each vacancy to be filled. If then a nomination names only one person, a resolution by the general meeting of shareholders on the proposal results in such person being appointed, unless the general meeting of shareholders renders the nomination non-binding by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than half (1/2) of the issued capital. In case of such a vote, the general meeting of shareholders will be free in its selection and appointment of a supervisory board member to fill the vacancy by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than half of the issued capital.
The initial term of the CEO in office immediately following the date per which this article 13.2 became legally effective shall be five (5) years. Subsequent member(s) of the management board can be appointed for a maximum term of four (4) years and may be reappointed. There is no limit to the number of times a member of the management board can be reappointed.
The general meeting of shareholders may with due observance of articles 13.5 and 13.6 at any time suspend and dismiss one or more members of the management board and/or the supervisory board.
The supervisory board may at any time suspend one or more members of the management board.

12.3	Unless the general meeting of shareholders, on the proposal of the supervisory board, determines that a member of the supervisory board shall be appointed for a longer period, a member of the supervisory board will be appointed for a maximum period of three (3) years, provided however that unless such member of the supervisory board has resigned at an earlier date, his term of office shall lapse at the end of the first annual general meeting of shareholders, to be held after lapse of his term of appointment. A member may be re-appointed with due observance of the preceding sentence. There is no limit to the number of times a member of the supervisory board can be reappointed. The supervisory board may draw up a retirement schedule for the members of the supervisory board.

Periodical resignation will take place per the date of the annual general meeting of shareholders.

In case the number of members of the supervisory board will be less than nine (9), the supervisory board will remain competent, although a vacancy should be filled as soon as possible.

12.4	The supervisory board itself shall be entitled to appoint up to one-third (1/3) of the members of the supervisory board in accordance with the provisions of Article 2:143 DCC. Such appointments shall terminate on the date of the next following general meeting of shareholders.

12.5	The general meeting of shareholders may only adopt a resolution to suspend or dismiss a member of the supervisory board or management board by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than half of the issued capital. If the proportion of the share capital of more than one half (1/2) as referred to in the preceding sentence is not represented at the meeting, then no new meeting referred to in section 2:120 paragraph 3 DCC may be convened.

12.6	If either the general meeting of shareholders or the supervisory board has suspended a member of the management board or if the general meeting of shareholders has suspended a member of the supervisory board, the general meeting of shareholders shall within three (3) months after the suspension has taken effect resolve either to dismiss such member of the management board or such member of the supervisory board, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted in compliance with paragraph 4 of this article but only once and in such event the suspension may be continued for a maximum period of three (3) months commencing on the day the general meeting of shareholders has adopted the resolution to continue suspension. If within the period of continued suspension the general meeting of shareholders has not resolved either to dismiss such member of the management board or such member of the supervisory board or to terminate the suspension, the suspension shall lapse.

12.7	A member of the management board or a member of the supervisory board shall in the event of a dismissal or suspension be given the opportunity to account for his actions at the general meeting of shareholders and to be assisted by an adviser.

12.8	On the basis of a remuneration policy determined by the general meeting of shareholders, the supervisory board shall determine the remuneration and other terms of employment for the management board. With regard to arrangements concerning remuneration in the form of shares or share options, the supervisory board shall submit a proposal to the general meeting of shareholders for its approval. This proposal must, at a minimum, state the number of shares or share options that may be granted to the management board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

12.9	Each member of the supervisory board shall be paid a fee at such rate as may from time to time be determined by the supervisory board provided that the aggregate of all fees so paid per annum to the members of the supervisory board shall not exceed the amount per annum decided by the general meeting of shareholders.
CHAPTER VII THE MANAGEMENT BOARD
13.	DUTIES OF THE MANAGEMENT BOARD, DECISION MAKING PROCESS
13.1	The management board will be charged with the management of the day to day affairs of the Company, subject to the supervision of the supervisory board.

13.2	The management board may have itself assisted by one (1) or more persons to whom the title managing director or any other title of which the word managing director forms part, may be granted. The management board may grant a power of attorney or another continuous representative power to one (1) or more persons, whether or not employed by the Company.

13.3	The management board may draw up regulations in which its internal matters will be arranged. The regulations will require the approval of the supervisory board.

13.4	Without prejudice to any other applicable provisions of these articles of association, the management board shall furthermore require the approval of the supervisory board and the general meeting of shareholders for resolutions of the management board regarding a significant change in the identity or nature of the Company or its associated enterprise, including in any event:

a.	the transfer of the entire enterprise or practically the entire enterprise of the Company to a third party, whether by acquisition, business merger, consolidation, sale of all or substantially all assets of the Company and its consolidated subsidiaries taken as a whole;

b.	to conclude or cancel any long-lasting co-operation by the Company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the Company;

c.	to acquire or dispose of a participating interest in the capital of a company with a value of at least one third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted Annual Accounts of the Company, by the Company or a subsidiary.
13.5	The approval of the supervisory board is required per resolution of the management board with regard to:
a.	adopting or changing substantially the strategy of the Company and its associated enterprises from that set forth in the existing strategic plan, budget and business plan;

b.	to adopt or change any material new strategic plan, budget or business plan for the Company and its associated enterprises or any material amendments to any such existing strategic plan, budget or business plan adopted by the Company and its associated enterprises or aggregate expenditures exceeding the overall budget by greater than ten percent (10%).
13.6	Without prejudice to the other relevant provisions of these articles of association the supervisory board may adopt resolutions pursuant to which other clearly specified resolutions of the management board will also require its approval.

The supervisory board shall inform the management board without delay of any such resolution.

13.7	The lacking of the approval of the supervisory board as mentioned in paragraph 4, 5 and 6 of this article may not be invoked by or against third parties.

14.	REPRESENTATION

14.1	The Company shall be represented by the management board or any member of the management board acting individually.

14.2	In case of any conflicting interest between the Company and a member of the management board, including entering into transactions between the Company and the management board, the Company will be represented by two (2) members of the supervisory board. The general meeting of shareholders shall always be authorised to designate one (1) or more other persons to represent the Company in such case.

14.3	In case all members of the management board are absent or unable to attend, the supervisory board shall be temporarily entrusted with the management of the Company. The supervisory board will in said case be competent to temporarily entrust the management of the Company to one (1) or several persons from its number or otherwise. Any such person or persons shall be bound by the rules of the management board when acting in such capacity.

14.4	The management board may appoint representatives with full or limited authority to represent the Company, acting either individually or jointly with one or more other persons. Each of those representatives shall represent the Company with due observance of those limits. The management board will determine their title.

15.	SUPERVISORY BOARD

15.1	It will be the task of the supervisory board to supervise the policy of the management board and the general course of affairs of the Company and its associated enterprise. The supervisory board will assist the management board by the rendering of advice. In the performance of their duties, the supervisory board will be guided by the interest of the Company and its associated enterprise. The members of the supervisory board shall be natural persons.

15.2	The management board will timely provide the supervisory board with the data necessary for the performance of its duties.

15.3	The supervisory board may appoint committees from among its members.

16.	MEETINGS OF THE SUPERVISORY BOARD, DECISION MAKING PROCESS

16.1	The supervisory board shall appoint a chairman and, if necessary, a deputy chairman from its number. The supervisory board will designate a secretary and, if necessary, a deputy secretary whether or not from its number.

16.2	The supervisory board will hold a meeting whenever deemed desirable by the chairman or the other members of the supervisory board. A member of the supervisory board may have himself represented at a meeting by one other member of the supervisory board authorised in writing.

16.3	The supervisory board shall include the division of duties within and the procedure of the supervisory board and its committees in a set of rules. The supervisory board and its members shall be bound to fully observe the provisions of such rules in all their actions and decision making. Such rules can only be amended by the supervisory board.

16.4	The supervisory board will pass its resolutions by an absolute majority of the votes validly cast.

Abstentions will be regarded as votes not cast.

In case of a voting tie on matters, the proposal will have been rejected.

In case of a voting tie on matters relating to persons (including nominations and appointments), the resolution will be postponed until the next following meeting. In case there will again be an equality of votes, no resolution will be passed.

16.5	The passing of resolutions will require a majority of the members of the supervisory board holding office being present or represented at that meeting.

16.6	Minutes of the proceedings at the meetings will be kept by the secretary of the supervisory board. The minutes will be confirmed and signed by the persons who will have acted as chairman and secretary at the meeting.

16.7	The supervisory board may also pass resolutions without a meeting being held, provided (i) the proposal concerned has been despatched to the home address or to a previously stated other address of all members of the supervisory board by letter, facsimile or e-mail, (ii) none of them has opposed said manner of passing resolutions and (iii) the majority of the supervisory board holding office has declared to favour the proposals concerned by letter, facsimile or e-mail.

The secretary will draw up a report of a resolution thus passed whilst adding the incoming replies, which report will be added to the minutes after having been co-signed by the chairman.

16.8	A member of the supervisory board shall disclose to the other members of the Supervisory Board, and shall not take part in a decision-making on, a subject or transaction in relation to which he has a conflict of interest with the Company.
CHAPTER VIII GENERAL MEETING OF SHAREHOLDERS, MEETINGS OF HOLDERS OF A CERTAIN CLASS OF SHARES
17.	ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

17.1	Annually a general meeting of shareholders will be held, at which inter alia the following items will be considered;
a.	the adoption of the Annual Accounts and — with due observance of the provisions of article 22 — the allocation of profits;

b.	the proposal regarding the discharge from liability to members of the management board for the management in the last financial year;

c.	the proposal regarding the discharge from liability to the members of the supervisory board for their supervision in the last financial year;

d.	if applicable, the proposal to pay dividends;

e.	other proposals raised for consideration by the supervisory board or the management board, such as in respect of the authorisation to the management board to have the Company acquire and take in pledge company shares or depository receipts thereof.
17.2	The annual general meeting of shareholders will at the latest be held in the month of June.

17.3	Other general meetings of shareholders will be held whenever the management board and/or the supervisory board will pass a resolution to convene such a meeting.

17.4	The shareholders as well as the holders of depository receipts will be called to attend a general meeting of shareholders by or on behalf of the management board or the supervisory board.

17.5	The convening notice for a general meeting of shareholders will be published with due observance of the term determined in accordance with section 2:115 DCC.

17.6	The convening notice will state:
a.	the subjects to be considered in the agenda;

b.	the place and time of the meeting;

c.	the right to attend the meeting;

d.	the record date, if applicable, as referred to in article 20.5;

e.	the procedure to register for the meeting, to notify the Company and to exercise the relevant rights with respect to the meeting;

f.	the procedure for attorneys authorised in writing to participate in the meeting;

g.	the procedure to participate and vote in the meeting by way of electronic means of communication if the supervisory board decided to facilitate that pursuant to article 20.4; and

h.	the address of the website of the Company,

without prejudice to the provisions in article 23, paragraph 3 in respect of a proposal for the amendment of the articles of association.
17.7	One or more shareholders or holders of depository receipts representing solely or jointly at least one/hundredth (1/100) part of the issued share capital or, if and as long as the shares of the Company are admitted to trading on a market in financial instruments as referred to in article 1:1 of the Financial Supervision Act (Wet financieel toezicht), whose shares represent a value of fifty million euro (EUR 50,000,000.00) or more can request the supervisory board to place a matter on the agenda, provided that the Company has received such request at least sixty (60) days prior to the date of the general meeting of shareholders concerned.

17.8	One or more shareholders or holders of depository receipts representing solely or jointly at least one-tenth (1/10) part of the issued share capital can request the supervisory board to convene a general meeting of shareholders. The supervisory board shall publish a convening notice for such a general meeting of shareholders within four (4) weeks of receipt from such shareholders of a specified agenda for such general meeting of shareholders and, in the sole discretion of the supervisory board, compelling evidence of the number of shares held by such shareholder or shareholders respectively the number of depository receipts held by such holder of depository receipts or holders of depository receipts.

17.9	No valid resolutions can be adopted at a general meeting of shareholders in respect of items which are not included in the agenda.

17.10	The agenda may be obtained free of charge by the shareholders and the holders of depositary receipts referred to in paragraph 6 of this article at the office of the Company.

17.11	The management board and the supervisory board shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the management board and the supervisory board invoke an overriding interest, they must give reasons therefore.

The management board and the supervisory board shall inform the general meeting of shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be put on the Company’s website.

17.12	Every pledgee and usufructuary holding voting rights on the relevant shares, will hold the rights accrued by law to holders of depository receipts.

18.	PLACE OF MEETING, CONVENING NOTICE

18.1	The general meeting of shareholders will be held in Rotterdam, Amsterdam or Haarlemmermeer (Schiphol Airport).

18.2	All convening notices for said meetings will be announced in an advertisement in a nationally distributed daily newspaper or, if and as long as the shares of the Company are admitted to trading on a market in financial instruments as referred to in article 1:1 of the Financial Supervision Act (Wet financieel toezicht) on the website of the Company, directly and permanently accessible until after the meeting, together with any additional information required pursuant to article 5:25ka of the Financial Supervision Act (Wet financieel toezicht).

In the case that shareholders own registered shares, such shareholders shall be notified of said meetings by mail.

The convening notice may moreover be announced in an advertisement in other papers.
19.	CHAIRMANSHIP, MINUTES, RIGHTS TO ATTEND MEETINGS, DECISION-TAKING PROCESS

19.1	The chairman of the supervisory board will act as chairman of the general meeting of shareholders or, in case of his absence, one of the other members of the supervisory board to be designated by the supervisory board. In case no member of the supervisory board will be present, the general meeting of shareholders itself will designate its presidium.

19.2	Minutes of the meetings will be kept at each meeting by the secretary of the supervisory board or, in case of his absence, by the deputy secretary of said board -in case he will have been designated-, which minutes will be confirmed and signed by the chairman and the minutes secretary unless, at the request of the parties having convened the meetings, an official record will be drawn up by a civil law notary to be designated by them, in which case said official record need only be signed by the civil law notary and by the witnesses, if any.

The draft minutes of the general meeting of shareholders shall be made available, on request, to shareholders no later than three (3) months after the end of the meeting, after which the shareholders and the holders of depository receipts shall have the opportunity to react to the draft minutes in the following three months. The minutes shall then be adopted in the manner as described in the first sentence of this article 20.2.

If the notarial official record has been drawn up, the notarial official record shall be made available, on request, no later than three (3) months after the end of the general meeting of shareholders.

19.3	Every shareholder, pledgee and usufructuary (both provided they hold voting right on the relevant shares) will be competent, either personally or through an attorney authorised in writing, to attend the general meeting of shareholders, to address said meetings and to exercise the voting right. Every holder of a depositary receipt will be competent, either personally or through an attorney authorised in writing, to attend the general meeting of shareholders and to address the meeting. A warrant of attorney may be recorded in electronic form.

19.4	The supervisory board may determine that attending and addressing the general meeting as well as participating in the deliberations and exercising the voting right may also take place by way of electronic means of communication. For that purpose it is required that the shareholders, pledgees, usufructuaries and holders of depository receipts or their attorneys authorised in writing can be identified and that they can simultaneously take note of the discussions at the meeting. The supervisory board may set conditions for the use of electronic means of communication; these conditions shall be announced in the convening notice.

19.5	If and as long as the shares of the Company are admitted to trading on a market in financial instruments as referred to in article 1:1 of the Financial Supervision Act (Wet financieel toezicht) or if determined by the management board, the provisions of paragraphs 3 and 4 of this article will be applicable to those applicants who (i) are a shareholder, usufructuary and pledgee (provided they hold the voting rights on the relevant shares) or a holder of a depository receipt as per the twenty-eighth day prior to the date of the meeting, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the management board, hereinafter referred to as: the “register”, in as far as (iii) at the request of the relative applicant, the holder of the register has notified the Company in writing prior to the general meeting of shareholders that the relative applicant has the intention to attend the general meeting of shareholders, regardless who will be applicant as referred to hereinbefore at the time of the general meeting of shareholders. The notification will state the name and the number of shares or depository receipts, for which the applicant is entitled to attend the general meeting of shareholders. The provision above under (iii) on the notification to the Company will also apply to the attorney authorised in writing of an applicant.

19.6	The date mentioned in paragraph 5 of this article on which the notification of the intention to attend the general meeting of shareholders shall have been given at the latest, shall be determined by the management board and can not be fixed earlier than at a time on the twenty-eighth day, prior to the date of the general meeting of shareholders.

19.7	If the provisions of paragraph 5 of this article are not applicable, the holders of bearer shares, in order to attend the general meeting of shareholders and to take part in the voting, shall deposit their bearer share certificate or a written statement from the relevant depositary institution at the office of the Company or at the place designated for this purpose in the convocation for the meeting. Said statement shall be to the effect that the number of bearer shares listed in such statement is the entitlement of such shareholder and will be so until after the meeting. The announcement shall state the day on which the depositing of the bearer share certificates or the said statement shall be made at the latest; this day may not be set earlier than on the seventh day prior to the day of the meeting.

19.8	If the provisions of paragraph 5 of this article are not applicable, the holders of the depository receipts as well as usufructuaries and pledgees holding voting rights, in order to be able to exercise their rights to attend meetings, shall deposit documentary evidence of their rights at the office of the Company or at a place designated for this purpose in the convocation for the meeting not later than on the seventh day prior to the meeting.

19.9	Moreover, the person who wishes to exercise the right to vote and to attend the meeting, shall sign the attendance list prior to the meeting, stating his name, the name(s) of the person(s) for whom he acts as attorney, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.

19.10	Those who have been authorised in writing shall present their warrant of attorney at the general meeting of shareholders unless the shareholder, usufructuary or pledgee has sent the warrant of attorney by e-mail to the Company or a person designated for such purpose by the Company in accordance with the relevant procedure explained on the website of the Company. The supervisory board may resolve that the warrants of attorney of holders of voting rights will be attached to the attendance list.

19.11	Every share will carry the right to cast one (1) vote.

19.12	All votes will be cast orally, unless the chairman will deem a written ballot desirable or one of the parties entitled to vote will make the relative request prior to the ballot. Written votes will be cast by unsigned, closed ballot-papers. In case none of the parties entitled to vote present will oppose this, proposals may be adopted by acclamation.

19.13	All resolutions for which the law or the articles of association do not prescribe a larger majority, will be passed by an absolute majority of the votes cast.

19.14	Abstentions will be regarded as votes not cast.

19.15	The opinion of the chairman expressed at the meeting that a resolution has been passed by the general meeting of shareholders will be decisive. The same will apply to the text of a resolution passed insofar as votes will have been cast on a proposal not laid down in writing. However, in case immediately after said opinion having been expressed, its correctness will be challenged, a new ballot will be held in case the majority of the parties entitled to vote and present at the meeting, or in case the original votes will not have been cast by poll or in writing, a party entitled to vote and present at the meeting will make the relative request. As a result of said new ballot, the legal consequences of the original vote will be cancelled.

19.16	A certificate signed by the chairman and the secretary of the general meeting of shareholders confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.
CHAPTER IX ANNUAL ACCOUNTS, PROFIT
20.	FINANCIAL YEAR AND ANNUAL ACCOUNTS

20.1	The financial year of the Company will coincide with the calendar year.

20.2	Annually, within four (4) months after the end of the financial year of the Company, the management board will compile an annual account and annual report.

20.3	The Company will grant an Accountant the assignment to audit the Annual Accounts. The general meeting of shareholders will be competent to grant the assignment. In case it will not proceed to do so, the supervisory board will be competent or, in case the members of the supervisory board will be lacking or the supervisory board will fail to do so, the management board will be competent.

The designation of an Accountant will not be restricted by any nomination whatsoever; the assignment may be withdrawn at any time by the general meeting of shareholders or by the party by which it will have been granted; the assignment granted by the management board may moreover be withdrawn by the supervisory board. The Accountant will report to the supervisory board and the management board with respect to his findings.

20.4	The general meeting of shareholders adopts the Annual Accounts. The Accountant may be questioned by the general meeting of shareholders in relation to its statement on the fairness of the Annual Accounts. The Accountant shall therefore be invited to attend this meeting and be entitled to address this meeting.

20.5	The Annual Accounts will be signed by the management board and all members of the supervisory board. In case any signature(s) should be lacking, the reason thereof will be stated.

20.6	The Annual Accounts, the annual report and the data to be added by virtue of section 2:392 paragraph 1 DCC, will be deposited at the office of the Company, for perusal by the shareholders as well as the holders of depositary receipts as of the date of the convening notice for the annual meeting.

Said shareholders and holders of depositary receipts may peruse the documents there and gratuitously obtain a copy thereof.

Furthermore, anyone else may inspect the documents referred to in the first sentence of the present paragraph, insofar as said documents shall be made public after adoption, and obtain a copy thereof at a price not exceeding cost.

20.7	The Annual Accounts shall be published within eight (8) days after having been adopted. It will be made public by depositing a full copy thereof in the Dutch language, or in case this will not have been drawn up, a copy in English, in accordance with section 2:394 DCC. The date of adoption shall be stated on the copy.

21.	APPROPRIATION OF PROFIT

21.1	To the charge of the profit, any such amounts will be allocated to reserves as will be fixed by the management board with approval of the supervisory board.

21.2	After the allocation to the reserves in accordance with the preceding paragraph the general meeting of shareholders shall determine the allocation of the remaining profits. For the computation of the amount of profit to be distributed on each share, only the amount of the obligatory payments on the nominal amount of the shares shall be taken into account.

21.3	Distributions can only be made up to the amount of the Distributable Part of the Shareholders Equity.

21.4	Distributions will be made after adoption of the Annual Accounts evidencing these to be permissible.

21.5	With approval of the supervisory board, the management board may pass a resolution for the distribution of an interim dividend or other interim distribution provided the requirement of paragraph 3 of this article will have been fulfilled as will be evident from an interim specification of equity. Said specification will relate to the position of the equity at the earliest on the first day of the third month prior to the month in which the resolution for the distribution of an interim dividend will be announced. Said specification will be drawn up with due observance of the valuation methods deemed acceptable in society. The amounts to be reserved by virtue of the law will figure in the specification of equity. It will be signed by or on behalf of the management board if the signature should be lacking, the reason thereof will be stated. The specification of equity will be deposited at the offices of the Trade Register of the district in which the Company is registered within eight (8) days after the date on which the resolution for distribution will be announced.

21.6	The supervisory board will decide at what places and as of what dates dividends and other distribution on shares will be made payable. The management board will announce this by means of an advertisement in a nationally distributed daily newspaper.

21.7	The Company shall only pay dividends and other distributions (irrespective of their form) on shares to those in whose name the shares are registered on the date that such dividends or other distribution was declared. Such payment discharges the Company.

21.8	Dividends, not collected within five (5) years after the first day on which they became payable, will revert to the Company.

21.9	In case the profit and loss account in any year will show any loss that cannot be covered by the reserves or extinguished in any other manner, no profit will be distributed in a following year or in subsequent years until said loss has been covered by reserves or extinguished in any other manner.

21.10	On a proposal of the management board, approved by the supervisory board, the general meeting of shareholders may pass a resolution for distributions of profit — or also to the charge of a reserve susceptible to distribution in shares, in depository receipts thereof or in participations in a company in which the Company participates directly or indirectly.
CHAPTER X AMENDMENT TO THE ARTICLES OF ASSOCIATION, LIQUIDATION
22.	AMENDMENT TO THE ARTICLES OF ASSOCIATION. DISSOLUTION.

22.1	A resolution for the amendment of the articles of association or for dissolution of the Company may only be passed by the general meeting of shareholders on the proposal of the management board with approval of the supervisory board.

22.2	A resolution for the legal merger (juridische fusie) or legal demerger (juridische splitsing) of the Company may only be passed by the general meeting of shareholders on the proposal of the management board with the approval of the supervisory board.

22.3	In case a proposal for amendment of the articles of association or dissolution of the Company will be made to the general meeting of shareholders, this shall invariably be stated in the actual convening notice for said meeting and — in case it will concern an amendment of the articles of association — a copy of the proposal, containing the verbatim text of the proposed amendment, shall simultaneously be deposited at the office of the Company for perusal by every shareholder and every holder of a depository receipt of share issued with the cooperation of the Company, until the end of the meeting.

23.	LIQUIDATION

23.1	In case of a Liquidation of the Company the management board will be charged with the liquidation of the affairs of the Company and the supervisory board will be charged with the supervision thereof, without prejudice to the provisions in section 2:23 paragraph 2 DCC.

23.2	During the Liquidation, the provisions of the articles of association will as much as possible continue to be effective.

The balance remaining after payment of all creditors of the Company will be distributed to the shareholders in proportion to each of their shareholding.
CHAPTER XI INDEMNIFICATION BY THE COMPANY
24.	INDEMNIFICATION
The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”) by reason of the fact that he or she (or a person or entity for whom he or she) is or was a member of the management board or a member of the supervisory board of the Company or a member of a similar body of any direct or indirect subsidiary of the Company or is or was serving as an agent (as defined below) of the Company, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action suit or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.
The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only, if the Proceeding (or part thereof) was authorised by the management board with approval of the supervisory board of the Company. For purposes of this article, an “agent” of the Company includes any person who is or was a supervisory board member, management board member, director, officer, employee or other agent of the Company or is or was serving at the request of the Company as a supervisory board member, management board member, director, officer, employee or other agent of another company, partnership, joint venture, trust or other enterprise; or was a director, officer, employee or other agent of a company which was a predecessor company of the Company or of another enterprise at the request of such predecessor company.
Expenses (including attorneys’ fees) incurred in defending a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding upon a resolution of the management board which will have been approved by supervisory board with respect to the specific case; provided that the Company shall have received an undertaking by or on behalf of the person seeking to have his expenses paid to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company in accordance with this article.